(Translation)
Exhibit 2
Document Relating to the Prior Disclosure Matters of
the Share Transfer Wholly Owned Subsidiary
June 9, 2009
(Amended July 31, 2009)
1-1, Naebo-cho 6-chome, Higashi-ku, Sapporo City
Snow Brand Milk Products Co., Ltd.
President and Representative Director Tadaaki Kohnose
Snow Brand Milk Products (the “Company”) discloses the matters specified under Article 803, Paragraph 1 of the Corporation Law and Article 206 of the Corporation Law Enforcement Regulations in relation o the joint share transfer (with the effective date of share transfer: October 1, 2009, the “Share Transfer”) under which Megmilk Snow Brand Co., Ltd. shall become the share transfer 100% parent company and the Company and Nippon Milk Community Co., Ltd. (“Nippon Milk Community”) shall become its wholly owned subsidiaries pursuant to the share transfer plan executed as of April 9, 2009 by and between the Company and Nippon Milk Community as follows.

Rule 802 Legend
This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
A fair and accurate translation of the material provisions of the rest of the above-mentioned foreign language document is included in the Notice of the 59th Ordinary General Meeting of Shareholders, dated June 8, 2009, attached as Exhibit 1 to Form CB filed on June 9.

The following description was added to the above-mentioned foreign language document on July 31, 2009 as an item related to disposition of important assets, etc. that occurred after the close of its most recent fiscal year of Nippon Milk Community.
3. Matters regarding Nippon Milk Community
(2) Disposition of important assets, etc. that occurred after the close of its most recent fiscal year:
Nippon Milk Community decided matters regarding acquisition of treasury stock by its shareholders resolution pursuant to Article 156 of the Companies Act and its board of directors resolution pursuant to Article 157 of the Companies Act as of January 23, 2009 and because a shareholder holding shares of Class-A class stock tendered its shares for such acquisition, Nippon Milk Community acquired its treasury stock as follows;
a. Class and number of acquired shares:
          Nippon Milk Community Class-A class stock, 4,400,000 shares
b. Aggregate amount of cash etc. delivered in exchange for acquisition of shares:
          Total 7,559,200,000 yen
c. The transferee, number of shares acquired from the transferee, aggregate amount of acquisition price:
          The Norinchukin Bank, 4,400,000 shares, 7,559,200,000 yen
d. Date of acquisition:
          July 31, 2009